

New York Stock Exchange
11 Wall Street
New York, NY 10005

October 23, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 5.875% Fixed-Rate Reset Junior Subordinated Notes due 2079 of AerCap Holdings N.V., guaranteed by AerCap Ireland Limited, International Lease Finance Corporation, AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Capital Designated Activity Company and AerCap Global Aviation Trust under the Exchange Act of 1934.

Sincerely,